John R. McPherson	1200 URBAN CENTER DRIVE
EXECUTIVE VICE PRESIDENT,	BIRMINGHAM, ALABAMA 35242
CHIEF FINANCIAL AND STRATEGY OFFICER	TELEPHONE: 205-298-3223
FAX: 205-298-2960
E-MAIL: mcphersonj@vmcmail.com

September 15, 2016

Via EDGAR

Mr. Craig Arakawa

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-33841

Dear Mr. Arakawa:

Vulcan Materials Company (“Vulcan”, the “Company”, “we”, or “our”) submits this letter in response to your letter dated September 2, 2016, which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing. This letter sets forth our response to the Staff’s comments. The comments and Company responses set forth below are keyed to the numbering of the comments and the headings used in the letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 35

1.	We note your disclosure of “same-store” measures throughout your discussion of results of operations. Please expand your disclosure in future filings to define “same-store.” In your response, please provide us with draft disclosure to be included in future filings.

Response:

The U.S. aggregates industry is highly fragmented and many opportunities for consolidation exist. Since becoming a public company in 1956, Vulcan has principally grown by mergers and acquisitions. Conversely, we have divested underperforming and non-strategic operations. When discussing our financial results in comparison to prior periods, we exclude the operating results of recently acquired/divested businesses that do not have comparable results in the periods being discussed. This approach allows us to evaluate the performance of our operations on a comparable basis. We believe that measuring performance on a same-store basis is useful to investors because it enables evaluation of how our operations are performing period over period without the effects of acquisition and divestiture activity.

In Note 19 of our Notes to Consolidated Financial Statements (pages 106 and 107), we disclosed the acquisition/divestiture of a number of operations in 2014 and 2015. The results of these operations have been excluded from our discussion of “same-store” operating results. We will undertake to include the following disclosure in future filings that include same-store performance metrics:

“We have provided certain information on a same-store basis. When discussing our financial results in comparison to prior periods, we exclude the operating results of recently acquired/divested businesses that do not have comparable results in the periods being discussed. These recently acquired/divested businesses are disclosed in Note 19 “Acquisitions and Divestitures.” This approach allows us to evaluate the performance of our operations on a comparable basis. We believe that measuring performance on a same-store basis is useful to investors because it enables evaluation of how our operations are performing period over period without the effects of acquisition and divestiture activity. Our same-store information may not be comparable to similar measures utilized by other entities.”

Notes to Consolidated Financial Statements, page 63

General

2.	We note your disclosure throughout the document referencing foreign subsidiaries and foreign operations. Your accounting policies do not appear to address your accounting for foreign currency matters. In future filings, please provide the disclosures required by FASB ASC 830. In your response, please provide us with draft disclosure to be included in future filings.

Response:

The vast majority of our business activities are domestic. Foreign currency transaction gains were $2,232,000 in 2015, $1,810,000 in 2014 and $33,000 in 2013, and were immaterial to our financial statements. However, assuming no change in the underlying facts and circumstances, we will undertake to include the following accounting policy disclosure in future Form 10-K filings:

“The U. S. dollar is the functional currency for all of our operations. For our non-U.S. subsidiaries, local currency inventories and long-term assets such as property, plant and equipment and intangibles are remeasured into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are remeasured at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are remeasured at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings and are not material for the years presented.”

Note 15: Segment Reporting, page 101

3.	We note your disclosure on page 83 that your foreign earnings from continuing operations was $34,310,000, but your disclosure here states only $11,408,000 of revenue generated by your aggregates operating segment was nondomestic. Please clarify whether you generated nondomestic revenues from your other operating segments, if so, please revise your footnote to disclose revenue from external customers attributed to U.S. and attributed to all foreign countries in total pursuant to ASC 280-10-50-41.

Response:

The disclosure on page 83 provides earnings from continuing operations before income taxes that were generated by our foreign subsidiaries from revenues both within the U.S. as well as outside the U.S. (nondomestic). In contrast, the disclosure on page 101 provides only nondomestic revenues by our foreign subsidiaries (excludes revenues within the U.S. by our foreign subsidiaries).

Our foreign subsidiaries generated $164,831,000 of revenue in 2015 which resulted in $34,310,000 of pretax earnings from continuing operations. Of this $164,831,000 of revenue, $153,423,000 was attributable to revenues within the U.S., with the remaining $11,408,000 attributable to revenues outside the U.S. We did not generate nondomestic revenues from our other operating segments.

We will undertake to include the following expanded disclosure (modified as necessary to reflect the appropriate periods) in future Form 10-K filings:

“The vast majority of our activities are domestic. We sell a relatively small amount of construction aggregates outside the United States. Total domestic revenues were $3,410,773,000 in 2015, $2,979,470,000 in 2014 and $2,758,370,000 in 2013. Nondomestic Aggregates segment revenues were $11,408,000 in 2015, $14,699,000 in 2014 and $12,339,000 in 2013; there were no nondomestic revenues in our Asphalt Mix, Concrete or Calcium segments.”

Closing:

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (205) 298-3223.

Sincerely,

/s/ John R. McPherson

John R. McPherson
Executive Vice President,
Chief Financial and Strategy Officer

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